

Mail Stop 3030

December 10, 2008

<u>Via U.S. Mail</u>

George Konrad
Chief Executive Officer
Vyrex Corporation
21615 N. 2nd Avenue
Phoenix, Arizona 85027

   Re: PowerVerde, Inc.
     f/k/a Vyrex Corporation
     Form 10-KSB for the year ended December 31, 2007
     File No. 0-27866

Dear Mr. Konrad:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief